

NEW ENGLAND WATER HEATER CO., INC.
Statements of Income
Periods Ended June 30, 1999
(expressed in millions, rounded to hundred thousands of dollars)
(Unaudited, subject to adjustment)


                                   Quarter     Six Months
                                   -------     ----------
Revenues                              $2.3               $4.8
                                   ----               ----

Operating expenses
     Cost of sales                         0.6               1.2
     Other operation                         0.7          1.1
     Depreciation                              0.5          1.1
     Taxes                                   0.3          0.7
                                        ----     ----
          Total operating expenses               2.1     4.1
                                        ----          ----
Net income                              $0.2     $0.7
                                        ====     ====